Exhibit 99.1

4D pharma PLC

4D pharma plc

(the “Company” or “4D”)

Annual Report and Notice of AGM

Leeds, UK, April 15, 2021 – 4D pharma plc (AIM: DDDD, NASDAQ, LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces that the Annual Report and Accounts for the year to 31 December 2020 (the “Annual Report”) and the notice of the Company’s Annual General Meeting (“Notice of AGM”) have been posted to shareholders.

Electronic copies of both the Annual Report and the Notice of AGM are now available on the Company’s website, www.4dpharmaplc.com.

The AGM will be held on Monday 24 May 2021 at 10:00 a.m. (British Summer Time) at the Company’s offices, 9 Bond Court, Leeds LS1 2JZ.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalized with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

4D pharma PLC

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

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